UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 15, 2011

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

8 October 2010

Novo Nordisk completes divestment of ZymoGenetics, Inc.

As communicated in the Company Announcement no 50 on 8 September 2010, Bristol-Myers Squibb Company and ZymoGenetics, Inc. have signed a definitive agreement providing for the acquisition of ZymoGenetics by Bristol-Myers Squibb for USD 9.75 per share in cash. Novo Nordisk has been a shareholder of ZymoGenetics since 1988 and at the time of the transaction, Novo Nordisk owned 22,143,320 shares, equalling close to 26% of the share capital.

Pursuant to an agreement between the companies, Novo Nordisk has tendered all of its shares to Bristol-Myers Squibb.

The transaction was subject to a number of conditions. All conditions have now been fulfilled or waived and thus Novo Nordisk’s divestment was completed today.

As a consequence of this transaction, Novo Nordisk expects to record a non-recurring income of approximately DKK 1.1 billion in relation to the sale of its shares in ZymoGenetics, which will be recorded under ‘Share of profit in associated companies’ in the ‘Net financials’ part of the income statement for 2010. The income from the transaction is exempt from tax charges under applicable Danish tax laws and is expected to have a positive non-recurring effect on the effective tax rate for the group in 2010 of approximately 1.5 percentage points.

Updated guidance for the full year of 2010 will be provided in connection with the release of the financial statement for the first nine months of 2010 on 27 October 2010.

ZymoGenetics is a biopharmaceutical company focused on the development and commercialization of therapeutic proteins for the treatment of human diseases. For further information, visit http://www.zymogenetics.com.

Company Announcement no 56 / 2010				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Novo Nordisk is a global healthcare company with 87 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 29,890 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Mike Rulis	Klaus Bülow Davidsen
Tel: (+45) 4442 3573	Tel: (+45) 4442 3176
mike@novonordisk.com	klda@novonordisk.com

Kasper Roseeuw Poulsen
Tel: (+45) 4442 4471
krop@novonordisk.com

Jannick Lindegaard
Tel: (+45) 4442 4765
jlis@novonordisk.com

In North America:	In North America
Lori Moore	Hans Rommer
Tel: (+1) 609 919 7991	Tel: (+1) 609 919 7937
lrmo@novonordisk.com	hrmm@novonordisk.com

Company Announcement no 56 / 2010				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 15, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer